Exhibit (a)(1)(G)

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

i

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2016 (this “Agreement”), is entered into by and between Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Parent”), and [●], a [●] (the “Rights Agent”).

W I T N E S S E T H:

WHEREAS, [Company], a Delaware corporation (the “Company”), Parent and [Merger Sub], a Delaware corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of May     , 2016 (as it may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub (a) has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) and (b) will, following consummation of the Offer, merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent; and

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, in each of the Offer and the Merger, Parent has agreed to provide Holders (as defined below) the right to receive up to four contingent cash payments upon the achievement of certain milestones as hereinafter described in accordance with the terms hereof and of the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed, for the proportionate benefit of all Holders (as defined below), as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Acting Holder(s)” means any Holder or Holders of at least thirty percent (30%) of the outstanding CVRs as set forth on the CVR Register.

“ADASUVE” means ADASUVE, the Company’s loxapine inhalation powder product, delivered via the Staccato System, for any indications for which it may be sold, approved or prescribed in any country.

“Adjustment Payment” means, at any time of determination, an amount equal to:

(a) the total of all payments specified in Sections 1.1(c), 3.1(a)(A), 3.5(a)(i) and 3.5(a)(ii)(i) of the Merger Agreement less Twenty-Two Million Six Hundred Twenty Thousand

Six Hundred Thirty-Nine Dollars and Sixty Cents ($22,620,639.60), which amount may be a negative or positive number, (b) after deduction of amounts specified in the preceding clause (a) which were actually deducted in the computation of any prior Milestone Payment (i) made to the Holders prior to such time of determination or (ii) which would have been made to the Holders prior to such time of determination but for being equal to zero as a result of the deduction of the Adjustment Payment or the Advisory Fee Deduction (or any portion of any of the foregoing) in its computation;

provided that, in the case that the amount specified in the preceding clause (a) is equal to or less than zero, then following the first time that any Milestone Payment is made to the Holders (or would have been made to the Holders but for being equal to zero as a result of the deduction of the Advisory Fee Deduction (or any portion thereof) in its computation), the Adjustment Payment shall be equal to zero Dollars ($0.00).

For clarity, deduction or payment of an Adjustment Payment shall not be counted more than once.

“Advisory Fee Deduction” means, at any time of determination, an amount equal to:

(a) the aggregate amount of all fees, expenses, indemnification payments (if any) and any other amounts due and owing and paid prior to such time or then continuing to be payable by the Company to Guggenheim Securities, LLC in connection with the transactions contemplated by the Merger Agreement pursuant to the Engagement Letter between the Company and Guggenheim Securities, LLC in effect at the Effective Time, less

(b) any portion of the amount specified in the preceding clause (a) that was actually deducted in the computation of any prior Milestone Payment (i) made to the Holders prior to such time of determination or (ii) which would have been made to the Holders prior to such time of determination but for being equal to zero as a result of the deduction of the Advisory Fee Deduction or the Adjustment Payment (or any portion of any of the foregoing) in its computation.

(c) For clarity, any portion of an Adjustment Payment greater than or equal to zero not deducted from the Milestone 1 Payment shall be included as part of the Advisory Fee Deduction with respect to the Milestone 2 Payment.

“Holder” means, at the relevant time, a Person in whose name a CVR is registered in the CVR Register.

“Independent Accountant” means a nationally recognized independent U.S. accounting firm mutually satisfactory to Parent and the Acting Holders.

“Milestone 1 Payment” means an amount (rounded down to the nearest whole cent) equal to the greater of (a) the quotient obtained by dividing (i) Three Million Dollars ($3,000,000) less twenty-five percent (25%) multiplied by the Advisory Fee Deduction as of such time, and either (A) less the Adjustment Payment as of such time (if the Adjustment Payment is equal to or greater than zero) or (B) plus the absolute value of the Adjustment Payment as of such time (if the Adjustment Payment is less than zero) by (ii) the aggregate number of CVRs issued pursuant to the Merger Agreement and (b) zero, payable in cash, without interest thereon and subject to reduction for any applicable withholding Taxes in respect thereof.

“Milestone 1 Target” means the first achievement of aggregate Net Development Licensing Payments of Ten Million Dollars ($10,000,000) during the period commencing on the Milestone Start Date and ending on the day immediately preceding the fifth (5th) anniversary of the Milestone Start Date.

“Milestone 2 Payment” means an amount (rounded down to the nearest whole cent) equal to the greater of (a) the quotient obtained by dividing (i) Six Million Dollars ($6,000,000) less the Advisory Fee Deduction as of such time by (ii) the aggregate number of CVRs issued pursuant to the Merger Agreement and (b) zero, payable in cash, without interest thereon and subject to reduction for any applicable withholding Taxes in respect thereof.

“Milestone 2 Target” means the first achievement of aggregate Net Development Licensing Payments of Thirty Million Dollars ($30,000,000) during the period commencing on the Milestone Start Date and ending on the day immediately preceding the tenth (10th) anniversary of the Milestone Start Date.

“Milestone 3 Payment” means an amount (rounded down to the nearest whole cent) equal to the quotient obtained by dividing (i) Nine Million Dollars ($9,000,000) by (ii) the aggregate number of CVRs issued pursuant to the Merger Agreement, payable in cash, without interest thereon and subject to reduction for any applicable withholding Taxes in respect thereof.

“Milestone 3 Target” means the first achievement of aggregate Net Development Licensing Payments and Net Commercialization Revenues of One Hundred Million Dollars ($100,000,000) during the period commencing on the Milestone Start Date and ending on the day immediately preceding the fifteenth (15th) anniversary of the Milestone Start Date.

“Milestone 4 Payment” means an amount (rounded down to the nearest whole cent) equal to the quotient obtained by dividing (i) Seventeen Million Dollars ($17,000,000) by (ii) the aggregate number of CVRs issued pursuant to the Merger Agreement, payable in cash, without interest thereon and subject to reduction for any applicable withholding Taxes in respect thereof.

“Milestone 4 Target” means the first achievement of aggregate Net Development Licensing Payments and Net Commercialization Revenues of Three Hundred Million Dollars ($300,000,000) during the period commencing on the Milestone Start Date and ending on the day immediately preceding the fifteenth (15th) anniversary of the Milestone Start Date.

“Milestone Payment” means any of the Milestone 1 Payment, the Milestone 2 Payment, the Milestone 3 Payment and the Milestone 4 Payment.

“Milestone Start Date” means the Effective Time.

“Milestone Target” means any of the Milestone 1 Target, the Milestone 2 Target, the Milestone 3 Target and the Milestone 4 Target.

“Net Commercialization Licensing Payments” means (a) upfront fees, milestone payments, royalties or similar payments actually received from and after the Milestone Start Date by the Company or any of its Subsidiaries with respect to any Staccato-Based Marketed Product under any license, collaboration or substantively equivalent agreement between or among the Company or any of its Subsidiaries on the one hand, and any third party on the other hand, granting to such third party a license to develop and/or commercialize and/or manufacture and/or sell (other than, in the case of supply of Staccato-Based Marketed Product to a licensee or commercializing party or any of their respective Affiliates or sublicensees for which the sales of such licensee or commercializing party or Affiliates or sublicensees are already included under this definition) a Staccato-Based Marketed Product, which for clarity includes any and all fees, royalties, milestones or similar payments received, after the first regulatory approval to market or sell in any country for such Staccato-Based Marketed Products by independent third parties regardless of whether such payment is for subsequent development or commercialization, less (b) Taxes. By way of example, and without limitation, if a Staccato-Based Marketed Product is approved in the United States (e.g., ADASUVE) and subsequently any fees, milestone payments, royalties or similar payments are payable under the applicable agreement for further development and/or commercialization (e.g., REMS change milestones) in a country in which regulatory approval to market and sell the product has not been obtained, then any and all of those payments would constitute Net Commercialization Licensing Payments. For clarity, amounts included in the calculation of Net Commercialization Licensing Payments shall not be counted more than once, whether in the calculation of Net Development Licensing Payments or in the calculation of any other Net Commercialization Revenues. For clarity, if any investments made by Parent and its Affiliates (other than the Company and its Subsidiaries) in development activities of ADASUVE in the Ferrer Territory (as defined in the License Agreement) result in milestone or other similar payments under an agreement with a third party with respect to the Ferrer Territory, then such payments shall not be included in the calculation of Net Commercialization Licensing Payments hereunder.

“Net Commercialization Revenues” means (a) total global revenue of the Company and its Subsidiaries from and after the Milestone Start Date with respect to all Staccato-Based Marketed Products, comprised of (i) Net Commercialization Licensing Payments received by the Company and its Subsidiaries and (ii) net revenues from sales of Staccato-Based Marketed Products directly by the Company and its Subsidiaries, as set forth on the income statement of the Company for the applicable period, less, if any, (b) rebates, returns, charge-backs, discounts or price reductions, or credits or permitted deductions (under any applicable license or collaboration or other similar agreements or if no such agreements are in effect, as deducted by the Company from net revenues from sales of Staccato-Based Marketed Products directly by the Company and its Subsidiaries which amounts shall in no event exceed the average percentage of revenue accrual deduction applicable to its other products; provided that if there are no such other products, such deductions shall be taken consistent with Parent’s general business practices with respect to comparable products, taking into account market, manufacturing and other relevant factors) in connection therewith, all as calculated in accordance with the applicable policies in effect from time to time regarding revenue recognition. Notwithstanding the foregoing, amounts paid (i) for the manufacture or supply of any Staccato-Based Products, as between or among the Company and its Subsidiaries, on the one hand, and Parent and its Affiliates (other than the Company and its Subsidiaries), on the other hand, or (ii) with respect to any Staccato-Based Products, in each case as between or among the Company and its

Subsidiaries, shall be excluded from the computation of Net Commercialization Revenues. For clarity, amounts included in the Net Commercialization Licensing Payments pursuant to part (a)(i) of this definition shall not be counted more than once in the calculation of net revenues pursuant to part (a)(ii) of this definition.

“Net Development Licensing Payments” means (a) upfront fees, milestone payments, royalties or similar payments actually received from and after the Milestone Start Date by the Company or any of its Subsidiaries with respect to Staccato-Based Products in Development under each license, collaboration or other substantively equivalent agreement between the Company or any of its Subsidiaries on the one hand, and any third party on the other hand, granting to such third party a license to develop, manufacture and/or commercialize a Staccato-Based Product In Development, but only to the extent such fees, royalties and payments are paid for the development, rather than commercialization, of the Staccato-Based Product In Development, less (b) Taxes. For clarity, upfront fees, milestone payments, royalties or similar payments actually received with respect to a Staccato-Based Product at a time when such Staccato-Based Product is approved and marketed in one or more countries but still in development in one or more other countries shall be deemed Net Commercialization Licensing Payments. For clarity, Net Development Licensing Payments shall not include any amounts received by the Company or any of its Subsidiaries under the applicable agreement as reimbursement for development-related costs and expenses, such as patent prosecution, maintenance and enforcement expenses, expenses incurred in connection with supporting litigation against third parties, or additional research or development expenses.

“Non-United States Tax Law” means any Tax Law imposed by any governmental entity other than a federal, state or local governmental entity organized in the United States.

“Permitted Transfer” means a transfer of one or more CVRs (a) upon death by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) made pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; or (f) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Staccato-Based Marketed Product” means any approved and marketed Staccato-Based Product that is directly commercialized by, or licensed to a third party for commercialization by, the Company or any of its Subsidiaries. For the avoidance of doubt, (i) ADASUVE is a Staccato-Based Marketed Product and (ii) from such time as any Staccato-Based Product is first approved and marketed in any country, such Staccato-Based Product is a Staccato-Based Marketed Product with respect to such country (irrespective of whether it continues to be a Staccato-Based Product In Development with respect to any other country).

“Staccato-Based Product” means any drug-device combination product that comprises the Staccato System in combination with one or more active pharmaceutical ingredients.

“Staccato-Based Product In Development” means any Staccato-Based Product that, as of the date of this Agreement or thereafter, has not received approval for marketing in any country. For the avoidance of doubt and without limitation, ADASUVE shall not be a Staccato-Based Product In Development for any purposes or with respect to any country.

“Staccato System” means the Staccato system, the Company’s proprietary technology for vaporizing an active pharmaceutical ingredient to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery.

Section 1.2 Treatment of Parent and its Affiliates; Transfer of Staccato Program.

(a) Notwithstanding anything herein to the contrary, solely for purposes of the determination of Net Development Licensing Payments and Net Commercialization Revenues (including Net Commercialization Licensing Payments), Parent and its Affiliates (other than the Company and its Subsidiaries) shall be deemed not to be Affiliates of the Company and its Subsidiaries, and shall be treated, with respect to the Staccato-Based Products, in the same manner as prior to the consummation of the Transactions, i.e., by treating Parent and its Affiliates (other than the Company and its Subsidiaries) as the licensee (or Affiliates of that licensee) of the Company pursuant to that certain Collaboration, License and Supply Agreement between the Company and Grupo Ferrer Internacional, S.A. dated October 5, 2011, as such agreement is in effect as of or immediately prior to the date of the Merger Agreement, and as such agreement may be thereafter amended from time to time, provided that any such amendments are consistent with agreements entered into by the Company or its Subsidiaries with non-Affiliate third-party licensees for the applicable Staccato-Based Product or, if none, U.S. federal transfer pricing rules and policies (the “License Agreement”).

(b) To the extent that any Staccato-Based Product is not covered by the License Agreement and may be commercialized or developed by Parent or its Affiliates after the date hereof, any Net Development Licensing Payments and/or Net Commercialization Revenues (including Net Commercialization Licensing Payments) arising therefrom shall be based on the payment terms agreed in the relevant agreement, which shall be determined consistent with agreements entered into by the Company or its Subsidiaries with non-Affiliate third-party licensees for the applicable Staccato-Based Product or, if none, on a reasonable arms-length basis, consistent with U.S. federal transfer pricing rules and policies.

(c) Nothing in this Agreement shall be deemed to restrict the Company and/or its Affiliates from transferring or assigning its or their operations and assets relating to the Staccato-Based Products (the “Staccato Program”) to Parent or any of its Affiliates provided that, following such transfer or assignment, any payments or revenues of the applicable transferee or assignee that, if received or realized, as applicable, by the Company and its Subsidiaries would constitute Net Development Licensing Payments or Net Commercialization Revenues (including Net Commercialization Licensing Payments), shall be included in the computation of Net Development Licensing Payments or Net Commercialization Revenues

(including Net Commercialization Licensing Payments), as applicable, notwithstanding the fact that they are not received or realized by the Company and its Subsidiaries.

(d) The Parties intend and agree that payments which are designated or characterized as Net Development Licensing Payments and/or Net Commercialization Revenues (including Net Commercialization Licensing Payments) shall not in any event be counted more than once in the calculations of the Milestone Target amounts.

(e) Nothing in this Agreement shall be deemed to restrict the Company and/or its Affiliates from transferring or assigning the Staccato Program to a third party that is not an Affiliate of the Company or Parent, so long as such third party expressly assumes all obligations of Parent hereunder.

Section 1.3 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any reference to “the Company and any of its Subsidiaries”, “the Company or any of its Subsidiaries” and words of similar import when used in this Agreement shall refer solely to the Company and / or its Subsidiaries and, for the avoidance of doubt, shall not refer to Parent or any of its Affiliates that are not Subsidiaries of the Company. The word “licensee” shall include sublicensees. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars.

Index of Defined Terms
Acting Holder(s)	Section 1.1
ADASUVE	Section 1.1
Adjustment Payment	Section 1.1
Advisory Fee Deduction	Section 1.1
Agreement	Introduction
Assignee	Section 6.4
Code	Section 2.4(c)
Company	Recitals

CVR Register	Section 2.3(b)
Final Statement	Section 4.2
Holder	Section 1.1
Independent Accountant	Section 1.1
License Agreement	Section 1.2(a)
Loss	Section 3.2(f)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Milestone 1 Payment	Section 1.1
Milestone 1 Target	Section 1.1
Milestone 2 Payment	Section 1.1
Milestone 2 Target	Section 1.1
Milestone 3 Payment	Section 1.1
Milestone 3 Target	Section 1.1
Milestone 4 Payment	Section 1.1
Milestone 4 Target	Section 1.1
Milestone Achievement Notice	Section 2.4(a)
Milestone Payment	Section 1.1
Milestone Start Date	Section 1.1
Milestone Target	Section 1.1
Net Commercialization Licensing Payments	Section 1.1
Net Commercialization Revenues	Section 1.1
Net Development Licensing Payments	Section 1.1
Non-United States Tax Law	Section 1.1
Offer	Recitals
Parent	Introduction
Permitted Transfer	Section 1.1
Preliminary Statement	Section 4.2
Preliminary Statement Review Period	Section 4.2
Rights Agent	Section 1.1, Introduction
Shares	Recitals
Staccato Program	Section 1.2(c)
Staccato System	Section 1.1
Staccato-Based Marketed Product	Section 1.1
Staccato-Based Product	Section 1.1
Staccato-Based Product In Development	Section 1.1
Taxes	Section 2.4(c)

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) Pursuant to the terms of the Merger Agreement, (i) each holder of any Shares shall be entitled to one CVR for each such Share and (ii) each holder of any 2014 Warrant that is outstanding immediately prior to the Effective Time shall be entitled to one CVR for each Share underlying such 2014 Warrant.

(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Nontransferable. CVRs may not be sold, assigned, transferred, pledged, encumbered or disposed of in any other manner, in whole or in part, other than pursuant to a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof.

(c) Without limiting the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent, duly executed by the registered Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the transfer demonstrating that such proposed transfer is a Permitted Transfer. Upon receipt of such written notice, the Rights Agent shall notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer is a Permitted Transfer and otherwise complies with the other terms and conditions of this Agreement, and if Parent so reasonably determines that such transfer does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the applicable CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register in accordance with this Agreement. Any transfer or assignment of CVRs shall be without charge (other than the cost of any transfer tax or similar tax or charge) to the applicable Holder. Parent and the Rights Agent may require the Holder proposing to make a Permitted Transfer to pay a sum sufficient to cover any stamp or other tax or charge that is imposed in connection with any such registration of transfer.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written request, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) Milestones. As soon as reasonably practicable but in any event not more than fifteen (15) Business Days following the end of any calendar quarter in which a Milestone Target is achieved, Parent shall cause to be delivered, through its Subsidiary Ferrer Therapeutics, Inc. or any other Subsidiary of Parent, to the Rights Agent (i) a notice (the “Milestone Achievement Notice”) indicating that the Holders are entitled to receive the applicable Milestone Payment, (ii) setting forth the amount of the applicable Milestone Payment, and (iii) an amount in cash equal to the aggregate amount of such Milestone Payment with respect to the CVRs held by all Holders. The Rights Agent shall promptly (and in no event later than five (5) Business Days after receipt thereof by the Rights Agent) send to each Holder at its address set forth in the CVR Register a copy of the Milestone Achievement Notice and pay, in accordance with Section 2.4(b) and (c), to each Holder an amount in cash equal to the product of (i) the applicable Milestone Payment and (ii) the number of CVRs held by such Holder. For the avoidance of doubt, (i) in the event that (x) the Milestone 1 Target is not achieved prior to the 5th anniversary of the Milestone Start Date, (y) the Milestone 2 Target is not achieved prior to the 10th anniversary of the Milestone Start Date and/or (z) the Milestone 3 Target or Milestone 4 Target is not achieved prior to the 15th anniversary of the Milestone Start Date, then the Holders shall have no right to receive such Milestone Payments, as applicable, with respect to their CVRs, (ii) each Milestone Payment shall be payable no more than one time (regardless of the number of Staccato-Based Products with respect to which the specified Milestone Target occurs) and (iii) each Milestone Payment shall be payable only following the initial achievement of the applicable Milestone Target and no amounts shall be due or payable for subsequent or repeated achievements of the same Milestone Target. Exhibit A hereto sets forth the example of a calculation of Milestone Payments, for illustrative purposes only.

(b) Payments to Holders. With respect to any Milestone Payment that is payable pursuant to this Agreement, the Rights Agent shall pay the applicable amount to each of the Holders (the amount to which each Holder is entitled to receive will be based on the number of CVRs held by such Holder as reflected on the CVR Register) by (i) check mailed to the address of each Holder as reflected on the CVR Register as of the close of business on the last Business Day prior to such payment date or (ii) with respect to Holders that are due amounts equal to or in excess of $1,000,000 in the aggregate who have provided Parent with wire transfer instructions in writing, the Rights Agent will make payments by wire transfer of immediately available funds to the account specified in the written instructions of Parent. Parent shall cause the Rights Agent, on behalf of and at the expense of Parent, to mail with (or, in the case of payments made to Holders who have provided Parent with wire instructions, at the same time as) each payment made a copy of the Milestone Achievement Notice to which such payment relates.

(c) Withholdings. Parent, the Company and the Rights Agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of United States state or local Tax Law (“Taxes”). To the extent that Taxes are so withheld and paid over to or deposited with the relevant governmental entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction, withholding and payment was made; provided that if any such Taxes are subsequently refunded or otherwise credited to Parent or the Company, then such amounts shall be subsequently distributed pursuant to this Agreement promptly after refund or credit. Parent, the Company and the Rights Agent will use commercially reasonable efforts to request any necessary Tax forms, including a U.S. Internal Revenue Service Form W-9 or the appropriate series of U.S. Internal Revenue Service Form W-8, as applicable, or any similar information from persons entitled to payment pursuant to this Agreement.

(d) Tax Treatment of Payments. The parties intend to treat all payments made under this Agreement as an adjustment to the consideration with respect to the CVRs, unless otherwise required by applicable law.

(e) Investment of Funds. The Rights Agent shall hold any cash held by it for payment to the Holders in a custodial account, non-interest bearing account or otherwise, as reasonably directed by Parent in writing. Any interest and other income resulting from such investment shall be treated as earned by Parent for income Tax purposes and shall promptly be paid to Parent or an Affiliate of Parent, as directed by Parent (subject to any applicable Tax withholding). Notwithstanding anything to the contrary herein, Parent shall be responsible for providing the Rights Agent with sufficient funds to satisfy its payment obligations to Holders.

(f) Treatment of Undistributed Funds. Any cash that remains undistributed to the Holders of CVRs six (6) months after such payment is due in accordance with the terms of this Agreement shall be delivered to Parent within two (2) Business Days following expiration of such six (6) month period, and shall be held in trust by Parent in a segregated account for the benefit of the Holders. Any Holders of CVRs who have not theretofore received cash with respect to such CVRs shall thereafter look only to Parent for payment of their claim therefor. Notwithstanding any other provisions of this Agreement, any portion of the cash provided by Parent to the Rights Agent that remains unclaimed after termination of this Agreement in accordance with Section 6.13 (or such earlier date immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) The Rights Agent shall keep copies of this Agreement available for inspection by the Holders during normal business hours at its office. Parent shall supply the Rights Agent from time to time with such numbers of copies of this Agreement as the Rights Agent may request.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs shall not have any voting or dividend rights, and, except as set forth in this Agreement, interest shall not accrue on any amounts payable in respect of CVRs.

(b) CVRs shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

Section 2.6 Ability to Abandon CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders, Article V and Section 6.4.

ARTICLE III

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities of the Rights Agent.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

Section 3.2 Certain Rights of the Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(c) The Rights Agent may engage and consult with counsel of its reasonable selection and the written advice or opinion of such outside counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder shall not be construed as a duty.

(e) The Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of such powers.

(f) Parent agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage or expense (“Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss shall have been determined by a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct. Parent’s obligations under this Section 3.2(f) to indemnify the Rights Agent shall survive the resignation or removal of any Rights Agent and the termination of this Agreement.

(g) In addition to the indemnification provided under Section 3.2(f), but without duplication, Parent agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) Parent, with the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), shall have the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified. For purposes of this clause (b), a consent shall be deemed (i) granted unless the Acting Holders submit to Parent, within ten (10) Business Days of receipt of Parent’s notice, a response setting forth in reasonable detail how the removal of the Rights Agent would adversely impact the rights of Holders to any payments under this Agreement (including the timing of such payments), and (ii) unreasonably withheld, conditioned and delayed if the Acting Holders condition their consent upon anything other than reasonable assurances that the removal will not adversely impact the rights of Holders to any payments under this Agreement (including the timing of such payments).

(c) If the Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Rights Agent which appointment shall, solely in the event that the successor Rights Agent is not a member of The Securities Transfer Association, Inc., require the consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder. For purposes of this clause (c), a consent shall be deemed (i) granted unless the Acting Holders submit to Parent, within ten (10) Business Days of receipt of Parent’s notice, a response challenging in reasonable detail the qualifications of the proposed successor Rights Agent or its independence from Parent, and (ii) unreasonably withheld, conditioned and delayed if the Acting Holders condition their consent upon anything other than reasonable evidence of the proposed successor Rights Agent’s qualifications and independence from Parent.

(d) Parent shall give notice of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Parent or the successor Rights Agent, such resigning or removed Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent the names and addresses of the Holders within thirty (30) Business Days following the Effective Time. The CVRs shall, in the case of the holders of Shares, be registered in the names and addresses of the holder as set forth in the applicable letter of transmittal accompanying the Shares surrendered by the holder thereof in connection with the Offer or the Merger pursuant to the Merger Agreement and in a denomination equal to the number of Shares so surrendered, and in the case of 2014 Warrants, be registered in the name and address of the holder set forth in the books and records of the Company at the Effective Time and in a denomination computed in accordance with the terms of the Merger Agreement.

Section 4.2 Independent Accountant Review. Upon the written request of the Acting Holder(s) delivered to Parent not less than forty-five (45) days in advance (such request not to be made more than once in any twelve (12) month period, it being agreed that, for the avoidance of doubt, once any Acting Holder(s) have made such request, not only such Acting Holder(s) but all other Acting Holder(s) shall be barred from making a request hereunder until the expiration of twelve (12) months from delivery of the Final Statement in respect of the first request), Parent shall permit the Independent Accountant, at the Acting Holders’ expense, to have access upon reasonable notice and during normal business hours to such of the records of the Company and its Affiliates as is reasonably necessary to verify the accuracy of the Net Development Licensing Payments and the Net Commercialization Revenues (including Net Commercialization Licensing Payments). Each Person seeking to receive information from Parent in connection with an audit shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent obligating such party to retain all such financial and other information disclosed to such party in confidence pursuant to such confidentiality agreement. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. No later than thirty (30) days following access to such records of Parent as are reasonably necessary to verify the accuracy of the Net Development Licensing Payments and/or Net Commercialization Revenues (including Net Commercialization Licensing Payments) (as applicable), the Independent Accountant shall deliver a written report to Parent and the Acting Holders of its preliminary findings regarding the Net Development Licensing Payments and/or Net Commercialization Revenues (including Net Commercialization Licensing Payments) and any potentially applicable Milestone Payments (the “Preliminary Statement”). Parent and the Acting Holders shall have thirty (30) days following receipt of the Preliminary Statement from the Independent Accountant (the “Preliminary Statement Review Period”) to review and comment upon the Preliminary Statement. The Independent Accountant shall take into consideration in good faith any comments received from Parent or the Acting Holders during the Preliminary Statement Review Period. No later than ten (10) Business Days after the expiration of the Preliminary Statement Review Period, the Independent Accountant shall deliver a final written report to Parent and the Acting Holders (the “Final Statement”). If the Independent Accountant in the Final Statement concludes that the Holders are entitled to one or more Milestone Payments (and such payment has not been made by Parent), then no later than ten (10) days following its receipt of the Final Statement, Parent shall deliver an amount in cash to the Rights Agent sufficient to pay to the Holders such Milestone Payment(s), together with interest at the “prime rate” as published in the Wall Street Journal from time to time, from the date that the applicable Milestone Payment was due. The Final Statement shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error.

Section 4.3 Efforts. From and after the Effective Time until the earlier of (i) such time as no Milestone Target may be achieved and (ii) termination of this Agreement in accordance with Section 6.13, Parent shall act in good faith, in a manner consistent with Parent’s general business practices with respect to products of similar market potential at a similar stage of commercial development or product life, in exercising commercially reasonable efforts to achieve the Milestone Targets, taking into account all relevant factors.

ARTICLE V

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Parent, at any time or from time to time, may unilaterally enter into one or more amendments hereto for any of the following purposes, without the consent of any of the Holders or the Rights Agent, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, adversely affect the interests of the Holders:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall determine to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv) as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act; or

(v) any other amendment hereto which would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b) Promptly after the execution by Parent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as set forth on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Parent without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Holders of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2 (but prior to the effectiveness of such amendment), Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as set forth on the CVR Register, setting forth in general terms the substance of such amendment. Any amendment to this Agreement made pursuant to this Section 5.2 shall become effective fifteen (15) Business Days following the mailing of such notice.

(c) Section 5.2(a) and (b) shall apply mutatis mutandis to any amendment, restatement or other modification of the Engagement Letter, dated as of August 18, 2015, by and between the Company and Guggenheim Securities, LLC or of any other engagement letter between the Company and any financial adviser relating to the transactions contemplated by the Merger Agreement, in each case to the extent such amendment, restatement or other modification would adversely impact any Milestone Payment. Parent shall cause the Company not to make any such amendment, restatement or other modification without the consent of the Holders of not less than a majority of the outstanding CVRs.

Section 5.3 Amendments Affecting Rights Agent. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments. Upon the execution of any amendment to this Agreement under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Notices to Rights Agent and Parent. All notices, requests, claims, demands and other communications between the parties under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (with automated confirmation of receipt) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Rights Agent to:

[●]

[●]

[●]

Fax No: [●]

Attention: [●]

E-mail address: [●]

with a copy to:

[●]

[●]

[●]

Fax No: [●]

Attention: [●]

E-mail address: [●]

(b)	if to Parent to:

Grupo Ferrer Internacional, S.A.

Diagonal 549, 5th Floor

E-08029 Barcelona

Fax No: +34 933308057

Attention: Meritxell Casas, Legal Deputy Director

E-mail address: mcasas@ferrer.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York 10036

Fax No: 212-735-2000

Attention: Paul T. Schnell

Neil P. Stronski

E-mail address:            paul.schnell@skadden.com

neil.stronski@skadden.com

Section 6.2 Notice to Holders. All notices, requests and communications required to be given to the Holders shall be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to the Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Entire Agreement

Section 6.3 Entire Agreement. This Agreement, together with the Merger Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. 1

[1]	Note to Draft: To be updated for any fee agreement between Parent and the Rights Agent pursuant to Section 3.2(g).

Section 6.4 Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more its Affiliates (that are wholly owned direct or indirect Subsidiaries of Parent) (each, an “Assignee”) and any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations set forth hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent shall agree to remain liable for the performance by Parent of its obligations (including payments) hereunder. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns. The Rights Agent may not assign this Agreement without Parent’s consent. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Holders of not less than a majority of the outstanding CVRs. Any attempted assignment of this Agreement or any of such rights in violation of this Section 6.4 shall be void ab initio and of no effect.

Section 6.5 Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns. The Holders shall have no rights hereunder except as are expressly set forth herein.

Section 6.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 6.7 Consent to Jurisdiction; Service of Process; Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) consents to the service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1 and (d) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a federal court located in the State of Delaware or a Delaware state court, and irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in a federal court located in the State of Delaware or a Delaware state court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 6.8 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,

PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 6.9 Further Assurances. Subject to the provisions of this Agreement, the parties hereto will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other parties hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 6.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 6.11 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 6.13 Termination. This Agreement shall be terminated and of no force or effect, and the parties hereto shall have no liability hereunder (other than to the extent of any obligations which expressly survive or provide for performance following termination), upon the earlier to occur of (a) the later to occur of (i) the payment of the Milestone 2 Payment and (ii) the payment of the Milestone 4 Payment and (b) the fifteenth (15th) anniversary of the Milestone Start Date; it being agreed that such termination shall not relieve any party from the discharge of any liability that has already accrued as of such time.

Section 6.14 Legal Holidays. In the event that the day on which any Milestone Payment is due shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on or prior to such date need not be made on or prior to such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the last day on which such Milestone Payment is due.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, and the Rights Agent have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRUPO FERRER INTERNACIONAL, S.A.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Exhibit A

Example of Calculation of Milestone Payments

Example 1:

Advisory Fee Deduction = $2,000,000

Adjustment Payment= +/- $1,000,000

Number of CVRs= 23,000,000

Milestone 1 Target achieved

Milestone 2 Target achieved

Milestone 1 Payment =

If Adjustment Payment = +$1,000,000:

($3,000,000 - 25% x $2,000,000 - $1,000,000) / 23,000,000 = $0.06

If Adjustment Payment = -$1,000,000:

($3,000,000 - 25% x $2,000,000 + $1,000,000) / 23,000,000 = $0.15

Following date of Milestone 1 Payment:

Advisory Fee Deduction = $1,500,000

Adjustment Payment= $0.00

Milestone 2 Payment =

($6,000,000 – $1,500,000) / 23,000,000 = $0.19

Example 2:

Advisory Fee Deduction = $2,000,000

Adjustment Payment = +/- $4,000,000

Number of CVRs= 23,000,000Milestone 1 Target achieved

Milestone 2 Target achieved

If Adjustment Payment = +$4,000,000:

Milestone 1 Payment =

(Greater of ($3,000,000 - 25% x $2,000,000 - $4,000,000) and 0) / 23,000,000 =

(Greater of -$1,7500,000 and 0) / 23,000,000 = $0.00

Following date on which Milestone 1 Payment would have been made if it were not $0.00:

Advisory Fee Deduction = $1,500,000 + remaining Adjustment Payment = $3,000,000

Adjustment Payment = $1,500,000

Milestone 2 Payment =

($6,000,000 - $3,000,000) / 23,000,000 = $0.13

If Adjustment Payment = -$4,000,000:

Milestone 1 Payment =

($3,000,000 - 25% x $2,000,000 + $4,000,000) / 23,000,000 = $0.28

Following date of Milestone 1 Payment:

Advisory Fee Deduction = $1,500,000

Adjustment Payment= $0.00

Milestone 2 Payment =

($6,000,000 - $1,500,000) / 23,000,000 = $0.19